Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2022

Unaudited Financial Results

SHENZHEN, CHINA, November 23, 2022 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Revenues were RMB80.4 million (US$11.3 million), a decrease of 11% year-over-year.

•	Cost of revenues was RMB26.4 million (US$3.7 million), an increase of 14% year-over-year.

•	Gross profit was RMB54.0 million (US$7.6 million), a decrease of 20% year-over-year.

•	Total operating expenses were RMB80.0 million (US$11.3 million), a decrease of 23% year-over-year.

•	Net loss was RMB20.7 million (US$2.9 million), compared with a net loss of RMB35.6 million for the same quarter last year.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB20.4 million (US$2.9 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB35.6 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB14.5 million (US$2.0 million), compared with a RMB26.2 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was a negative RMB6.7 million (US$0.9 million), compared with a negative RMB16.1 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “While we continued to navigate through macro-economic uncertainties, Q3’2022 was a solid quarter for performance and financial measurements in most of our business lines. We are also actively expanding our footprint into overseas markets and prioritizing opportunities for future growth. We continued our cost control initiatives into the 3rd quarter and are very pleased with our progress. Here is a snapshot of some of the key results that we want to share with you:

•	Lowest operating expenses for the past 16 quarters since Q4 of 2018, at RMB80.0 million, down 23% year-over-year

•	Lowest net loss since Q3 of 2019, at RMB20.7 million, narrowed down by 42% year-over-year

•	Adjusted EBITDA at negative RMB6.7 million, significantly improved by 58% year-over-year

•	Deferred Revenue balance is the highest in the history of the Company, at RMB139.1 million

•	Total customer number up 71% year-over-year to 4,665

•	AR turnover days significantly improved by 8 days from 46 days in Q2’2022 to 38 days despite the tough business environment

Another encouraging sign is from the revenue perspective, as we saw sequential revenue growth in most of our business lines this quarter. While we are anticipating more recovery in growth, it’s still too early to call this a definite trend. However, the sequential growth in our business lines is a major positive sign for us. In Q3’2022, Developer Services revenues increased by 3% quarter-over-quarter to RMB57.0 million, which was mainly due to the increase in Subscription Services. Year-over-year Developer Services decreased by 12% mainly due to the weakness in Value-added Services, offset by the growth in Subscription Services.

Subscription Services revenues were RMB41.7 million, up 9% quarter-over-quarter and up 5% year-over-year. Subscription Services, our core business line, including JPUSH, Analytics, UMS and others, are products and services that help APP developers and enterprises to improve their operational efficiency. The increase in ARPU contributed to the growth in revenues, and we managed to further grow our customer base, signing up several well-known and sizable customers.

During Q3’2022, we saw the ad market demand further pressured and advertisers continuing to cut back budgets. Although we believe that these factors are temporary and the ad market is expected to bounce back, we are taking actions and continue to prioritize our resources on projects that will drive the most growth. With the launch of our AD Mediation Platform in Q2’2022, over 3 million daily active users (“DAU”) and over 40 APPs have joined our platform and we are anticipating more DAUs to join our platform in Q4’2022.

While we put some emphasis on coping with the near-term uncertainties, we consistently stay focused on our long-term strategy of expanding our business overseas since we believe that going overseas is becoming a substantial growth strategy for Chinese companies. After several months of our team’s effort, in mid-October we launched our overseas messaging service platform EngageLab, allowing developers to reach global users effectively and efficiently. This is a major milestone for us, since we can now help both the Chinese companies and overseas based companies to carry out refined and accurate user reach and engagement at low cost with high message delivery rates and conversion rates. I invite you to visit our website at www.Engagelab.com and see for yourselves.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We have also seen sequential growth in Vertical Applications revenues. Vertical Applications mainly consist of Financial Risk Management and Market Intelligence. Vertical applications revenues increased by 12% quarter-over-quarter and decreased by 9% year-over-year.

Financial Risk Management Service revenues increased by 20% quarter-over-quarter to RMB14.4 million and decreased by 7% year-over-year. The Financial Risk Management sequential revenues growth was mainly due to the increase in customer numbers as demand has shown good growth over the quarters.

Our Market Intelligence Services also delivered strong revenue growth, up 23% quarter-over-quarter and 24% year-over-year to RMB8.9 million. During this quarter, we have further cemented our strategy to retain key account customers both from the PRC and overseas markets, and signed up numerous well-known customers.

As we mentioned earlier, tightening expense control has been the theme over the past few quarters. By doing so, we have achieved some very solid results to tide us through the tough times. We had another record low quarter for operating expenses at RMB80.0 million, down 23% year-over-year. All 3 components within the operating expense category have recorded year-over-year reductions.

Adjusted EBITDA (calculated as EBITDA excluding share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contracts), improved by 58% year-over-year and 16% quarter-over-quarter respectively, to negative RMB6.7 million.

AR turnover days decreased from 46 days in Q2’2022 to 38 days in this quarter. Our disciplined accounting policy and cash collecting efforts ensure a timely collection of our accounts receivables. This is very important to mitigate the exposure to bad and doubtful debts during these particularly challenging times.

Last but not least, our deferred revenue balance which represents cash collected in advance from customers for future contract performance, recorded the highest balance in history of the Company at RMB139.1 million. Another angle on this matter, our deferred revenue balance has been continually growing and exceeded RMB100 million at quarter end for the 10th consecutive quarter. This demonstrates the excellent health conditions of our financial KPIs under the SAAS businesses.”

Third Quarter 2022 Financial Results

Revenues were RMB80.4 million (US$11.3 million), a decrease of 11% from RMB90.5 million in the same quarter of last year, mainly due to the impact of COVID-19 on overall macroeconomic conditions.

Cost of revenues was RMB26.4 million (US$3.7 million), an increase of 14% from RMB23.2 million in the same quarter of last year. The increase was mainly due to the increase in short message cost of RMB1.3 million and increase in technical service cost of RMB1.1 million.

Gross profit was RMB54.0 million (US$7.6 million), a decrease of 20% from RMB67.4 million in the same quarter of last year.

Total operating expenses were RMB80.0 million (US$11.3 million), a decrease of 23% from RMB103.7 million in the same quarter of last year.

•

Research and development expenses were RMB38.3 million (US$5.4 million), a decrease of 31% from RMB55.5 million in the same quarter of last year, mainly due to a RMB9.4 million decrease in personnel costs, a RMB2.0 million decrease in technical service fee, a RMB2.9 million decrease in cloud cost, and a RMB1.4 million decrease in depreciation expense.

•

Sales and marketing expenses were RMB24.2 million (US$3.4 million), a decrease of 18% from RMB29.4 million in the same quarter of last year, mainly due to a RMB3.2 million decrease in personnel costs and a RMB1.7 million decrease in marketing expense.

•

General and administrative expenses were RMB17.6 million (US$2.5 million), a decrease of 7% from RMB18.8 million in the same quarter of last year, mainly due to a RMB0.7 million decrease in personnel costs and a RMB0.3 million decrease in travel and entertainment expense.

Loss from operations was RMB26.0 million (US$3.7 million), compared with RMB36.4 million in the same quarter of last year.

Net Loss was RMB20.7 million (US$2.9 million), compared with RMB35.6 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB14.5 million (US$2.0 million), compared with RMB26.2 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was a negative RMB6.7 million (US$0.9 million), compared with a negative RMB16.1 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investments were RMB108.1 million (US$15.2 million) as of September 30, 2022 compared with RMB284.6 million as of December 31, 2021. The decrease was primarily due to the short-term bank loan of RMB150.0 million was fully repaid in April 2022.

Update on Share Repurchase

As of September 30, 2022, the Company had repurchased a total of 947,749 ADS, of which 27,143 ADSs, or around US$27.9 thousand were repurchased during the third quarter in 2022 at the average purchase price of US$1.03.

Conference Call

The Company will host an earnings conference call on Wednesday, November 23, 2022 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://register.vevent.com/register/BI14552f1bcf6b41d7bfa6f2da3c115cb9

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises’ digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	90,517	76,147	80,431	11,307	256,126	241,908	34,007
Cost of revenues	(23,167)	(22,673)	(26,403)	(3,712)	(63,255)	(75,904)	(10,670)

Gross profit	67,350	53,474	54,028	7,595	192,871	166,004	23,337

Operating expenses
Research and development	(55,511)	(40,794)	(38,275)	(5,381)	(161,730)	(119,047)	(16,735)
Sales and marketing	(29,358)	(23,326)	(24,178)	(3,399)	(83,262)	(73,787)	(10,373)
General and administrative	(18,831)	(23,601)	(17,569)	(2,470)	(65,523)	(69,366)	(9,751)

Total operating expenses	(103,700)	(87,721)	(80,022)	(11,250)	(310,515)	(262,200)	(36,859)

Loss from operations	(36,350)	(34,247)	(25,994)	(3,655)	(117,644)	(96,196)	(13,522)

Foreign exchange gain/(loss), net	535	(2,667)	(449)	(63)	(969)	(3,713)	(522)
Interest income	1,668	388	276	39	4,998	1,915	269
Interest expenses	(1,936)	(775)	(194)	(27)	(6,914)	(2,815)	(396)
Other (loss)/ income	(507)	13,726	5,479	770	12,591	24,010	3,375
Change in fair value of structured deposits	—	3	49	7	20	52	7
Change in fair value of foreign currency swap contract	1,019	(677)	—	—	2,924	764	107

Loss before income taxes	(35,571)	(24,249)	(20,833)	(2,929)	(104,994)	(75,983)	(10,682)

Income tax (expenses)/ benefits	—	(139)	110	15	(11)	(25)	(4)

Net loss	(35,571)	(24,388)	(20,723)	(2,914)	(105,005)	(76,008)	(10,686)

Less: net loss attributable to redeemable noncontrolling interests	—	(972)	(296)	(42)	—	(2,357)	(331)
Net loss attributable to Aurora Mobile Limited’s shareholders	(35,571)	(23,416)	(20,427)	(2,872)	(105,005)	(73,651)	(10,355)

Net loss attributable to common shareholders	(35,571)	(23,416)	(20,427)	(2,872)	(105,005)	(73,651)	(10,355)

Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares—basic and diluted	(0.45)	(0.30)	(0.26)	(0.04)	(1.33)	(0.93)	(0.13)
Shares used in net loss per share computation:
Class A Common Shares—basic and diluted	61,906,065	62,138,645	62,306,416	62,306,416	61,748,610	62,168,880	62,168,880
Class B Common Shares—basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments	(294)	3,519	3,472	488	360	7,300	1,026
Total other comprehensive (loss)/income, net of tax	(294)	3,519	3,472	488	360	7,300	1,026

Total comprehensive loss	(35,865)	(20,869)	(17,251)	(2,426)	(104,645)	(68,708)	(9,660)

Less: comprehensive loss attributable to noncontrolling interests	—	(972)	(296)	(42)	—	(2,357)	(331)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(35,865)	(19,897)	(16,955)	(2,384)	(104,645)	(66,351)	(9,329)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	90,552	87,977	12,368
Restricted cash	164,030	137	19
Derivative assets	5,989	22	3
Short-term investments	30,000	20,000	2,812
Accounts receivable	43,860	32,167	4,522
Prepayments and other current assets	46,670	32,060	4,508
Amounts due from a related party	35	—	—

Total current assets	381,136	172,363	24,232

Non-current assets:
Long-term investments	141,926	142,908	20,090
Property and equipment, net	62,179	42,878	6,028
Intangible assets, net	5,398	25,191	3,541
Land use right	—	21,743	3,057
Goodwill	—	37,785	5,312
Other non-current assets	4,898	2,152	303

Total non-current assets	214,401	272,657	38,331

Total assets	595,537	445,020	62,563

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	150,000	—	—
Accounts payable	18,292	17,456	2,454
Deferred revenue and customer deposits	119,991	132,714	18,657
Accrued liabilities and other current liabilities	85,305	88,240	12,405
Amounts due to a related party	54	63	9

Total current liabilities	373,642	238,473	33,525

Non-current liabilities:
Deferred revenue	3,845	6,366	895
Deferred tax liabilities	—	4,965	698
Other non-current liabilities	2,607	2,430	342

Total non-current liabilities	6,452	13,761	1,935

Total liabilities	380,094	252,234	35,460

Redeemable noncontrolling interests	—	31,582	4,440

Shareholders’ equity:
Common shares	49	49	7
Treasury shares	—	(199)	(28)
Additional paid-in capital	1,021,961	1,034,272	145,396
Accumulated deficit	(819,018)	(892,669)	(125,489)
Accumulated other comprehensive income	12,451	19,751	2,777

Total shareholders’ equity	215,443	161,204	22,663

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	595,537	445,020	62,563

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(35,571)	(24,388)	(20,723)	(2,914)	(105,005)	(76,008)	(10,686)
Add:
Share-based compensation	7,754	6,792	4,470	628	26,790	14,654	2,060
Reduction in force charges	—	—	1,712	241	—	5,903	830
Impairment of long-term investment	2,588	—	—	—	2,588	7,016	986
Change in fair value of foreign currency swap contract	(1,019)	677	—	—	(2,924)	(764)	(107)

Adjusted net loss	(26,248)	(16,919)	(14,541)	(2,045)	(78,551)	(49,199)	(6,917)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(35,571)	(24,388)	(20,723)	(2,914)	(105,005)	(76,008)	(10,686)
Add:
Income tax expenses/ (benefits)	—	139	(110)	(15)	11	25	4
Interest expenses	1,936	775	194	27	6,914	2,815	396
Depreciation of property and equipment	7,086	6,350	5,868	825	20,492	18,854	2,650
Amortization of intangible assets	1,156	1,671	1,665	234	3,346	4,412	620
Amortization of land use right	—	—	183	26	—	183	26

EBITDA	(25,393)	(15,453)	(12,923)	(1,817)	(74,242)	(49,719)	(6,990)
Add:
Share-based compensation	7,754	6,792	4,470	628	26,790	14,654	2,060
Reduction in force charges	—	—	1,712	241	—	5,903	830
Impairment of long-term investment	2,588	—	—	—	2,588	7,016	986
Change in fair value of foreign currency swap contract	(1,019)	677	—	—	(2,924)	(764)	(107)

Adjusted EBITDA	(16,070)	(7,984)	(6,741)	(948)	(47,788)	(22,910)	(3,221)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	64,677	55,249	57,003	8,014	178,285	172,009	24,181

Subscription	39,773	38,343	41,692	5,862	110,987	114,391	16,081
Value-Added Services	24,904	16,906	15,311	2,152	67,298	57,618	8,100
Vertical Applications	25,840	20,898	23,428	3,293	77,841	69,899	9,826

Total Revenue	90,517	76,147	80,431	11,307	256,126	241,908	34,007

Gross Profits	67,350	53,474	54,028	7,595	192,871	166,004	23,337
Gross Margin	74.4%	70.2%	67.2%	67.2%	75.3%	68.6%	68.6%